

February 22, 2007

By Facsimile ((617) 523-1231) and U.S. Mail

Scott F. Duggan, Esq.
Goodwin Procter LLP
53 State Street
Boston, MA 02109

      Re: DOV Pharmaceutical, Inc.
                Schedule TO-I/A filed February 15, 2007
                File No. 005-78237

Dear Mr. Duggan:

We have reviewed your filings and have the following comments.

Schedule TO-I/A

1.   While we do not necessarily concur with your analysis and conclusion set forth in your response to comment 3, we will not issue additional comments on the issue raised therein.

Offer to Exchange

2.   We reissue comment 6. While your response indicates you will not borrow any funds and that there are no financing conditions, the disclosure required by Item 1007(a) and (b) does not appear to be included in your offer document. Please revise.

Summary of Exchange Offer, page 12

3.   We note your response to comment 8. Please revise your offer document to affirmatively state that the holders of series D preferred stock will not have any registration rights and, if true, that you do not intend to register the resale of those securities.

Summary Historical Consolidated Financial Data and Pro Forma Data, page 19

4.   We reissue comment 9 with respect to the disclosure required by Item 1010(b)(2) of Regulation M-A.

Interests of Directors, Executive Officers, page 56

5.   We reissue comment 12. We note your revision to exclude the company from the qualified language. It is still unclear, however, what prevents you from knowing and disclosing the information with respect to your own officers and directors. Please explain or delete the qualifier.

Material U.S. Federal Income Tax Considerations, page 96

6.   We reissue comment 14. It does not appear that your disclosure constitutes a covered opinion under the circular. First, the disclosure is being made by the filing person, which presumably does not fall within the definition of "tax advisor" for purposes of the Circular. Second, it appears that section 10.35(b)(2)(ii)(B)(3) specifically carves out written advice included in document required to be filed with the Securities and Exchange Commission. Please delete the legend here and in your letter of transmittal.

Closing Information

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                        Sincerely,

                        Daniel F. Duchovny
                        Special Counsel
                        Office of Mergers & Acquisitions